Exhibit 99.40

Hole AR-16-63c2 Returns a Total Composite GT of 1,329

and Expands Higher Grade A2 Sub-Zone

Vancouver, BC, March 8, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE) is pleased to report assay results for five angled holes from our winter 2016 drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Hole AR-16-63c2 has intersected 42.0 m at 15.20% U3O8 and an additional 46.5 m at 12.99% U3O8 in the higher grade A2 sub-zone (the “Sub-Zone”). When including the 3.5 m of un-mineralized core separating the two mineralized intervals, the hole returned 92.0 m at 13.51% U3O8. This represents a grade x thickness (“GT”) of 1,243.

In addition to AR-16-63c2, holes AR-16-63c1, -64c1 and -64c2 intersected continuous GT’s in the Sub- Zone of 203, 338 and 541, respectively. These four holes have significantly expanded the current A2 high grade domain.

The A2 high grade domain is quantified up to the end of the summer 2015 drill program with a recently completed National Instrument 43-101 compliant Inferred Mineral Resource estimate of 120.5 M lbs of U3O8 contained in 0.41 M tonnes grading 13.26% U3O8, which is part of the total Arrow Deposit Inferred Mineral Resource estimate of 201.9 M lbs of U3O8 contained in 3.48 M tonnes grading 2.63% U3O8 (see news release dated March 3, 2016). None of the holes announced in this news release were included in the resource estimate.

Highlights:

A2 Sub-Zone

•	AR-16-63c2 (19 m up-dip and to the southwest from AR-15-44b) intersected 42.0 m at 15.20% U3O8 (458.0 to 500.0 m) including 7.0 m at 52.91% U3O8 (488.5 to 495.5 m) and an additional 46.5 m at 12.99% U3O8 (503.5 to 550.0 m) including 4.0 m at 53.48% U3O8 (530.0 to 534.0 m).

•	AR-16-64c2 (30 m up-dip and to the northeast from AR-15-44b) intersected 48.5 m at 11.15% U3O8 (491.0 to 539.5 m) including 3.0 m at 52.35% U3O8 (498.5 to 501.5 m).

•	AR-16-64c1 (21 m up-dip and to the southwest from AR-15-49c2) intersected 48.5 m at 6.97% U3O8 (433.5 to 482.0 m) including 3.0 m at 52.13% U3O8 (469.0 to 472.0).

•	AR-16-63c1 (7 m up-dip and to the northeast from AR-15-58c1) intersected 45.0 m at 4.51% U3O8 (432.5 to 477.5 m) including 8.0 m at 20.15% U3O8 (464.5 to 472.5 m).

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

2015	AR-15-59c2[2]	AR-15-54c1[2]	AR-15-58c1[2]	AR-15-62[2]	AR-15-44b2	AR-15-49c2[2]	AR-15-57c3[2]
Total composite mineralization =	75.50 m	42.00 m	86.00 m	143.00 m	135.60 m	73.50 m	62.50 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.40 m	5.90 m	14.30 m	17.75 m	30.25 m	15.70 m	4.40 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.50 m	3.00 m	3.85 m	10.60 m	7.75 m	5.20 m	2.50 m
Total Off-scale (>61,000 cps)[3] =	1.00 m	0.50 m	2.00 m	2.00 m	1.50 m	2.15 m	1.80 m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

2016	AR-16-63c1[1]	AR-16-63c3[1]	AR-16-63c2[1]	AR-16-64c3[1]	AR-16-64c2[1]	AR-16-64c1[1]
Total composite mineralization =	55.50 m	147.00 m	138.00 m	102.00 m	76.00 m	74.0 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	6.85 m	22.10 m	17.10 m	18.75 m	15.95 m	10.30 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	0.50 m	3.00 m	9.90 m	2.50 m	4.70 m	3.70 m
Total Off-scale (>61,000 cps)[3] =	0.00 m	0.50 m	13.85 m	0.00 m	5.50 m	0.00 m
Continuous GT (Grade x Thickness) =	203	Assays Pending	638 and 604	Assays Pending	541	338

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow Deposit currently covers an area of 670 m by 235 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The winter 2016 program comprising 30,000 m of drilling continues with six rigs.

•	The Company remains on track for release of an updated NI 43-101 resource estimate on the Arrow Deposit due in the second half of 2016

•	The Company has cash on hand of approximately $31M.

A three-dimensional view of the A2 Sub-Zone, drill hole locations and the A2 and A3 long sections are shown in figures 1 to 5. Table 2 shows assay results.

Garrett Ainsworth, Vice-President, Exploration and Development, commented “The commencement of infill drilling of the higher grade A2 sub-zone has immediately returned five continuous GT’s ranging from 203 to 638 in four holes. These high grade assay intervals from holes AR-16-63c2 and -64c2 extend outside the current A2 high grade shell, on which the maiden NI43-101 inferred mineral resource was estimated as it only incorporates up to hole AR-15-62. Denser spaced drilling of the A2 sub-zone continues.”

Leigh Curyer, Chief Executive Officer commented “This winter 2016 program at such an early stage is clearly becoming our most successful to date. The development of Arrow continues rapidly.”

Table 2: Arrow Zone Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results				Grade (U3O8%) x Thickness (m) (GT)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-16-59c5	153	-76	915.00	102.20	543.00	567.00	24.00	0.29	6.96
					602.00	604.50	2.50	0.06	0.15
					607.00	611.00	4.00	0.07	0.28
					631.00	632.00	1.00	0.29	0.29
					723.50	724.00	0.50	0.06	0.03
					779.50	780.50	1.00	0.10	0.10
					787.50	792.00	4.50	0.11	0.50
					798.50	815.50	17.00	1.10	18.70
					821.00	839.00	18.00	0.69	12.42
					842.50	843.00	0.50	0.04	0.02
					866.00	867.00	1.00	0.09	0.09
					899.00	900.00	1.00	0.08	0.08
AR-16-63c1	156	-74	592.00	109.10	432.50	477.50	45.00	4.51	202.95
				including	464.50	472.50	8.00	20.15
					493.00	499.50	6.50	0.03	0.20
					505.00	517.00	12.00	0.02	0.24
					522.00	527.00	5.00	0.03	0.15
					538.00	538.50	0.50	0.02	0.01
					545.00	545.50	0.50	0.01	0.01
AR-16-63c2	156	-74	657.00	109.10	417.00	419.00	2.00	0.03	0.06
					438.00	452.00	14.00	0.82	11.48
					458.00	500.00	42.00	15.20
				including	469.00	500.00	31.00	20.09	638.40
				including	482.00	486.50	4.50	51.01
				including	488.50	495.50	7.00	52.91
					503.50	550.00	46.50	12.99	604.04
				including	511.50	538.50	27.00	19.98
				including	530.00	534.00	4.00	53.48
					558.50	569.00	10.50	2.32	24.36
					571.50	583.50	12.00	4.06	48.72

					587.50	611.00	23.50	0.05	1.18
					617.00	618.00	1.00	0.01	0.01
					621.50	649.00	27.50	0.04	1.10
					656.00	657.00	1.00	0.01	0.01
AR-16-64c1	154	-73	729.00	108.00	433.50	482.00	48.50	6.97	338.05
				including	467.00	479.50	12.50	20.42
				including	469.00	472.00	3.00	52.13
					485.00	490.00	5.00	0.23	1.15
					496.50	513.50	17.00	0.02	0.34
					528.50	534.50	6.00	0.10	0.60
					584.50	590.50	6.00	0.15	0.90
					598.00	600.00	2.00	1.97	3.94
					602.00	602.50	0.50	0.36	0.18
					610.50	616.50	6.00	0.09	0.54
					622.50	630.50	8.00	0.55	4.40
					633.00	639.00	6.00	1.79	10.74
					642.00	653.00	11.00	1.87	20.57
					666.50	669.00	2.50	0.65	1.63
					688.00	688.50	0.50	1.74	0.87
					691.50	695.50	4.00	1.73	6.92
AR-16-64c2	154	-73	591.00	108.00	414.00	414.50	0.50	0.04	0.02
					452.50	456.00	3.50	0.46	1.61
					460.00	484.50	24.50	2.65	64.93
					491.00	539.50	48.50	11.15	540.78
				including	497.00	523.50	26.50	20.13
				including	498.50	501.50	3.00	52.35
					557.00	558.50	1.50	0.07	0.11
					572.00	572.50	0.50	0.04	0.02
					576.00	579.50	3.50	0.05	0.18

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release. Mr. Ainsworth has verified that the results are accurate by reviewing the official assay certificates provided to the Company and monitoring all of the data collection protocols.

Figure 1: Three-dimensional view of the Arrow Zone high-grade domain

Plunge: +10
Azimuth: 030
5
2
1
0.2
0.05
0.01
$U_3O_8\%$
AR-16-63c1
AR-16-64c1
AR-16-64c2
AR-16-63c2
150 m

Arrow Deposit
A2 High Grade Domain
March 09, 2016

NexGen
Energy Ltd.

Figure 2: Arrow Zone Drill Hole Locations

N
Arrow Deposit*
201.9 M lbs U3O8
3.48 M t at 2.63% U3O8 (Inferred)
including
A2 High Grade Domain
120.5 M lbs U308
0.41 M t at 13.26% U3O8 (Inferred)
AR-16-64c1
AR-16-64c2
AR-16-63c1
AR-16-63c2
AR-16-59c5
Longsection Window (A2)
Longsection Window (A3)
Arrow Strike Length 670 m
Arrow High Grade Core 300 m
NexGen Energy Ltd.
Arrow Zone
March 9, 2016
Scale 1:5000
50 0 50 100 150 200
(meters)
NexGen Energy Ltd.

Figure 3: A2 Mineralized Shear Longsection (Close Up of Sub-Zone)

NexGen
Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m >10,000 cps
57.0m Anomalous Radioactivity
11.56% % U3O8
56.5m Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Zone
A2 Shear - Longitundinal Section
March 9, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
48c1
41
57c5
58c2
57c2
59c1
45b
57c3
3.94%
81.0m
57c4
64c1
6.97%
48.5m
54c1
7.03%
39.5m
48c2
7.39%
17.0m
59c2
5.42%
68.5m
58c1
2.48%
80.5m
and
9.72%
35.5m
63c1
4.51%
45.0m
62
6.35%
124.0m
49c2
8.77%
69.0m
43a
64c2
11.15%
48.5m
63c3
25.6m
147.0m
63c2
15.20%
42.0m
and
12.99%
46.5m
34b
59c4
51
48c3
44b
11.55%
56.5m
64c3
21.25m
102.0m
15
72c1
10.7m
109.5m
38
53c1
61c2
54c2
56c1
53c2
60c1
37
56c2
54c4
32

Figure 4: A2 Mineralized Shear Longsection

300m
400m
500m
600m
370 m
300 m
NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m
57.0m
>10,000 cps
Anomalous Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
*unknown
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
March 9, 2015

Figure 5: A3 Mineralized Shear Longsection

12
1.08% 18.25m and 1.31% 11.85m and 5.35% 4.6m
13
08
2.94% 6.2m and 2.51% 10.0m and 1.61% 8.4m
500m
600m
700m
800m
2.10% 3.0m and 0.93% 8.5m
57c5
0.61% 9.5m
58c2
57c2
5.89% 29.5m
5.43% 24.0m
48c1
64c1
57c3
2.74% 50.5m
54c1
59c1
0.46% 6.5m
1.79% 6.0m and 1.87% 11.0m
41
0.43% 84.0m
45b
59c2
49c2
420 m
58c1
59c3
13.17% 4.5m
71
0.8m 31.5m
3.57% 14.0m and 1.04% 9.0m
61c1
48c3
43a
0.56% 9.5m
59c4
54c2
2.66% 14.5m and 0.35% 33.0m
48c2
52
1.48% 18.0m
1.20% 25.0m
51
54c4
44b
8.52% 10.5m and 6.30% 37.0m
61c2
59c6
2.85m 28.15m
59c5
1.10% 17.0m and 0.69% 18.0m
55
56c1
12.06% 6.5m and 1.14% 28.0m
1.58% 32.0m and 14.83% 1.5m
56c2
53c1
39
2.27% 29.5m
0.72% 36.0m
39w1
60c2
2.49% 10.5m
54c3
53c3
320 m
NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m 57.0m
>10,000 cps Anomalous Radioactivity
11.56% 56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20 0 20 40 60
*unknown
AZIMUTH = 55°
N
W
E
S
NexGen Energy
Arrow Zone
Longitudinal Section - A3 Shear
March 9, 2016

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the anticipated timing for an updated mineral resource based on 2016 drilling, growth potential and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, uncertainty of mineral resource estimate, pending assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.